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SEC 1745
(02-02)
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                         A.C. MOORE ARTS & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)



                                   00086T 10 3
                                 --------------
                                 (CUSIP Number)

                    July 31, August 27 and September 3, 2003
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]       Rule 13d-1(b)
        [X]       Rule 13d-1(c) (L&K 2002 Grantor Retained Annuity Trust #1**
                  and The 2003 William Kaplan GRAT***)
        [X]       Rule 13d-1(d) (William Kaplan)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Joins filing as its Amendment No. 2 to Schedule 13G with respect to the subject class of securities.

*** Joins filing as its Amendment No. 1 to Schedule 13G with respect to the subject class of securities.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

----------------------------------------                                     -------------------------------------
CUSIP NO.    00086T 10 3                             Schedule 13G                          Page 2 of 9
----------------------------------------                                     -------------------------------------
------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         William Kaplan
------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                (a)      [ ]
                                                                                            (b)      [ ]

------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------------------------------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
                                2,567,662 shares (See Item 4)
       NUMBER OF         -----------------------------------------------------------------------------------------
        SHARES             6    SHARED VOTING POWER
     BENEFICIALLY               0 shares
       OWNED BY          -----------------------------------------------------------------------------------------
         EACH              7    SOLE DISPOSITIVE POWER
       REPORTING                2,567,662 shares (See Item 4)
      PERSON WITH:       -----------------------------------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                0 shares
------------------------------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,567,662 shares (See Item 4)
------------------------------------------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                                          [ ]

------------------------------------------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.3% (See Item 4)

------------------------------------------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON (See Instructions)

         IN

------------------------------------------------------------------------------------------------------------------

----------------------------------------                                     -------------------------------------
CUSIP NO.    00086T 10 3                             Schedule 13G                          Page 3 of 9
----------------------------------------                                     -------------------------------------
------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         L&K 2002 Grantor Retained Annuity Trust #1
------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                (a)      [ ]
                                                                                            (b)      [ ]

------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
------------------------------------------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
                            0 shares (See Item 4)
      NUMBER OF      -----------------------------------------------------------------------------------------
       SHARES          6    SHARED VOTING POWER
    BENEFICIALLY            0 shares
      OWNED BY       -----------------------------------------------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
      REPORTING             0 (See Item 4)
     PERSON WITH:    -----------------------------------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            0 shares
------------------------------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (See Item 4)
------------------------------------------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                                          [ ]

------------------------------------------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0% (See Item 4)

------------------------------------------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON (See Instructions)

         00

------------------------------------------------------------------------------------------------------------------

----------------------------------------                                     -------------------------------------
CUSIP NO.    00086T 10 3                             Schedule 13G                          Page 4 of 9
----------------------------------------                                     -------------------------------------
------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         The 2003 William Kaplan GRAT
------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                (a)      [ ]
                                                                                            (b)      [ ]

------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
------------------------------------------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
                            0 shares (See Item 4)
      NUMBER OF      -----------------------------------------------------------------------------------------
       SHARES          6    SHARED VOTING POWER
    BENEFICIALLY            0 shares
      OWNED BY       -----------------------------------------------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
      REPORTING             0 (See Item 4)
     PERSON WITH:    -----------------------------------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            0 shares
------------------------------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (See Item 4)
------------------------------------------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                                          [ ]

------------------------------------------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0% (See Item 4)

------------------------------------------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON (See Instructions)

         00

------------------------------------------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  A.C. Moore Arts & Crafts, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  500 University Court, Blackwood, NJ 08012

Item 2(a)         Name of Person Filing:

                  William Kaplan, L&K 2002 Grantor Retained Annuity Trust #1 and The 2003 William Kaplan GRAT (collectively, the "Reporting Persons")

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  William Kaplan: c/o A.C. Moore Arts & Crafts, Inc., 500 University Court, Blackwood, NJ 08012

                  L&K 2002 Grantor Retained Annuity Trust #1: c/o Robert J. Laughlin, V.P., J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, DE 19713

                  The 2003 William Kaplan GRAT: c/o Robert J. Laughlin, V.P., J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, DE 19713

Item 2(c)         Citizenship:

                  William Kaplan: United States of America

                  L&K 2002 Grantor Retained Annuity Trust #1: State of Delaware

                  The 2003 William Kaplan GRAT: State of Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  00086T 10 3

Item 3            Not Applicable

Item 4            Ownership:

                  (a) Amount beneficially owed: As of September 23, 2003, William Kaplan beneficially owned 2,567,662 shares of common stock of the Issuer.

                           As of September 23, 2003, the L&K 2002 Grantor Retained Annuity Trust #1 beneficially owned 0 shares of common stock of the Issuer.

                           As of September 23, 2003, The 2003 William Kaplan GRAT beneficially owned 0 shares of common stock of the Issuer.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this
                           Schedule 13G is legally required to be filed by the Reporting Persons.

                  (b) Percent of class:(1)

                           William Kaplan - 13.3%;

                           L&K 2002 Grantor Retained Annuity Trust #1 - 0%; and

                           The 2003 William Kaplan GRAT - 0%.

                  (c) Number of shares as to which each of the Reporting Persons has:

                           (i)   sole power to vote or to direct the vote:

                                 William Kaplan - 2,567,662 shares of common stock of the Issuer;

                                 L&K 2002 Grantor Retained Annuity Trust #1 - 0 shares of common stock of the Issuer; and

                                 The 2003 William Kaplan GRAT - 0 shares of common stock of the Issuer;

                           (ii)  shared power to vote or to direct the vote:

                                 William Kaplan - 0 shares of common stock of the Issuer;

                                 L&K 2002 Grantor Retained Annuity Trust #1 - 0 shares of common stock of the Issuer; and

                                 The 2003 William Kaplan GRAT - 0 shares of common stock of the Issuer;

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                 William Kaplan - 2,567,662 shares of common stock of the Issuer;

                                 L&K 2002 Grantor Retained Annuity Trust #1 - 0 shares of common stock of the Issuer; and

                                 The 2003 William Kaplan GRAT - 0 shares of common stock of the Issuer;

-----------------
(1) Percentages are based on 19,244,207 shares of common stock of the Issuer outstanding as of July 28, 2003, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on July 30, 2003.

                           (iv) shared power to dispose or to direct the disposition of:

                                 William Kaplan - 0 shares of common stock of the Issuer;

                                 L&K 2002 Grantor Retained Annuity Trust #1 - 0 shares of common stock of the Issuer; and

                                 The 2003 William Kaplan GRAT - 0 shares of common stock of the Issuer.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].(2)

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification

                  By signing below I, William Kaplan, as Investment Trustee of the L&K 2002 Grantor Retained Annuity Trust #1 and The 2003 William Kaplan GRAT, certify that, to the best of my knowledge and belief, the securities referred to above were not acquired by the L&K 2002 Grantor Retained Annuity Trust #1 or The 2003 William Kaplan GRAT and were not held by the L&K 2002 Grantor Retained Annuity Trust #1 or The 2003 William Kaplan GRAT for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired by the L&K 2002 Grantor Retained Annuity Trust #1 or The 2003 William Kaplan GRAT and were not held by the L&K 2002 Grantor Retained Annuity Trust #1 or The 2003 William Kaplan GRAT in connection with or as a participant in any transaction having that purpose or effect.

----------------
(2) L&K 2002 Grantor Retained Annuity Trust #1 and The 2003 William Kaplan GRAT have each ceased to be the beneficial owner of more than five percent of the class of securities.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan


                                      L&K 2002 GRANTOR RETAINED ANNUITY TRUST #1


Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan
                                         Title: Investment Trustee


                                      THE 2003 WILLIAM KAPLAN GRAT


Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan
                                         Title: Investment Trustee

                                    Exhibit 1

                             Joint Filing Agreement


         This Amendment to Schedule 13G (the "Statement") is filed on behalf of each of the following reporting persons: William Kaplan, L&K 2002 Grantor Retained Annuity Trust #1 and The 2003 William Kaplan GRAT (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan


                                      L&K 2002 GRANTOR RETAINED ANNUITY TRUST #1


Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan
                                         Title: Investment Trustee


                                      THE 2003 WILLIAM KAPLAN GRAT


Date: September 23, 2003              By: /s/ William Kaplan
      ------------------                 ---------------------------------------
                                         Name: William Kaplan
                                         Title: Investment Trustee